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February 17, 2006




Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street
Washington, D.C. 20549

Re:     Cray Inc. - File No. 000-26820

Dear Ms. Collins:

        In accordance with April Coleman's conversation with our outside counsel, we hereby confirm that we intend to respond to the comments contained in your letter dated February 3, 2006 no later than March 10, 2006, and that we will not request any further extensions.

        Please contact the undersigned if you require additional information or desire to discuss any of the foregoing further (phone: 206-701-2168; facsimile:
206-701-2218; email: brianh@cray.com).

                                       Yours truly,



                                       /s/ Brian C. Henry
                                       -------------------
                                       Brian C. Henry
                                       Executive Vice President and
                                       Chief Financial Officer



Cc:  Benjamin Stephens, Stoel Rives LLP